UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Dated: October 12, 2011
Commission File Number 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
NewLead Holdings Ltd.
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

     On October 12, 2011, NewLead Holdings Ltd. (the “Company”) issued a press release announcing that it had received a second favorable arbitration award against TMT Bulk Corp (“TMT”) for $1,969,821.75, inclusive of interest and costs. The total amount received to date under both arbitration awards is $3,968,757.71. Furthermore, the Company announced that it had withdrawn the second chartered-out vessel to TMT in early October 2011.
     The press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.
     The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.
Exhibits

Exhibit No.	Exhibit
99.1	Press Release dated October 12, 2011

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 12, 2011

NEWLEAD HOLDINGS LTD.
By:	/s/ Michail Zolotas
	Name:	Michail Zolotas
	Title:	Chief Executive Officer